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                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

For the month of: December 2005               Commission File Number: 001-133354

                                BANK OF MONTREAL
                              (NAME OF REGISTRANT)

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
 100 King Street West
1 First Canadian Place                                     129 rue Saint-Jacques
   Toronto, Ontario                                           Montreal, Quebec
    Canada, M5X 1A1                                           Canada, H2Y 1L6
  (Executive Offices)                                          (Head Office)
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                         Form 20-F       Form 40-F   X
                                   -----           -----

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange act of 1934:

                               Yes       No   X
                                   -----    -----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        BANK OF MONTREAL


                                        By: /s/ Ronald B. Sirkis
                                            ------------------------------------
                                        Name: Ronald B. Sirkis
                                        Title: Executive Vice-President, General
                                               Counsel and Taxation


                                        By: /s/ Robert V. Horte
                                            ------------------------------------
                                        Name: Robert V. Horte
                                        Title: Vice President and Corporate
                                               Secretary

DATE: December 15, 2005

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                                  EXHIBIT INDEX

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
Exhibit   Description of Exhibit
-------   ----------------------
99.1 FISCAL AND PAYING AGENCY AGREEMENT BETWEEN BANK OF MONTREAL, CHICAGO BRANCH AND BANK OF MONTREAL TRUST COMPANY, AS FISCAL AND PAYING AGENT, DATED AS OF APRIL 6, 1995, U.S. $300,000,000 7.8% SUBORDINATED NOTES DUE 2007
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(FILED IN FORM REQUIRED BY CANADIAN NATIONAL INSTRUMENT 51-102 - CONTINUOUS
DISCLOSURE OBLIGATIONS)